                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               File No. 005-56295

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 76

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   38141G 10 4
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 200 West Street
                            New York, New York 10282
                            Telephone: (212) 902-1000
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                November 25, 2010
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

CUSIP NO. 38141G 10 4                            13D

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS:

     Each of the persons identified on Appendix A.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     As to a group consisting solely of Covered Persons(1)
     (a)  [X]

     As to a group consisting of persons other than Covered Persons
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER:

                    0
               -----------------------------------------------------------------
               8. SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)

                    15,456,474 Voting Shares(2) held by Covered Persons
  NUMBER OF         7,892 Shared Ownership Shares held by Covered Persons(3)
   SHARES           43,435,722 Sixty Day Shares held by Covered Persons(4)
BENEFICIALLY        2,886,769 Other Shares held by Covered Persons (5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER (See Item 6)
  REPORTING
   PERSON           As to Voting Shares, less than 1%
    WITH            As to Shared Ownership Shares, Sixty Day Shares and Other
                    Shares, 0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER (See Item 6):

                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     61,786,857

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.16%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:

     IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts
--------------------------------------------------------------------------------

----------
(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 422,580 shares of Common Stock held by 38 private charitable foundations established by 36 Covered Persons; (ii) 2,344,792 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; (iii) 118,699 shares of Common Stock held in escrow for the benefit of certain Covered Persons; and (iv) 698 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                      Appendix A

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Paul R. Aaron
Peter C. Aberg
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Sanggyun Ahn                          Korea
Yusuf A. Aliredha                    Bahrain
Dalinc Aribumu                      UK/Turkey
Philip S. Armstrong                     UK
John A. Ashdown                         UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Steven K. Barg
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Milton R. Berlinski              The Netherlands
Philip R. Berlinski                Belgium/USA
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Robert A. Berry                         UK
Elizabeth E. Beshel
Leslie A. Biddle
Lloyd C. Blankfein
Dorothee Blessing                    Germany
Oliver R. Bolitho                       UK
Johannes M. Boomaars             The Netherlands
Atanas Bostandjiev                      UK
Patrick T. Boyle                        UK
Stephen Branton-Speak                   UK
Anne F. Brennan
Samuel S. Britton
Craig W. Broderick
Jason M. Brown                          UK
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jason G. Cahilly
Jin Yong Cai                     China/Hong Kong
Richard M. Campbell-Breeden             UK
Gerald J. Cardinale
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Lik Shuen David Chan                Hong Kong
Sonjoy Chatterjee                     India

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
R. Martin Chavez
Martin Cher                         Singapore
Andrew A. Chisholm                    Canada
Jane P. Chwick
James B. Clark
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Denis P. Coleman III
Laura C. Conigliaro
William J. Conley, Jr.
Thomas G. Connolly                 Ireland/USA
Kevin P. Connors                   Ireland/USA
Linnea K. Conrad
Karen R. Cook                           UK
Edith W. Cooper
Colin J. Corgan
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Frank L. Coulson, Jr.
James V. Covello
Jeffrey R. Currie
John P. Curtin, Jr.
Matthew H. Cyzer                        UK
Michael D. Daffey                   Australia
John S. Daly                         Ireland
Stephen D. Daniel                     Canada
Diego De Giorgi                       Italy
Michael G. De Lathauwer              Belgium
Francois-Xavier de Mallmann     France/Switzerland
Jean A. De Pourtales                France/UK
Daniel L. Dees
Mark F. Dehnert
Martin R. Devenish                      UK
Alexander C. Dibelius                Germany
Simon P. Dingemans                      UK
Joseph P. DiSabato
Albert F. Dombrowski
Katinka I. Domotorffy
Thomas M. Dowling
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                        France
Glenn P. Earle                          UK
Kenneth M. Eberts III
Edward K. Eisler                     Austria

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Jason H. Ekaireb                        UK
Kathleen G. Elsesser
Peter C. Enns                         Canada
L. Brooks Entwistle
James P. Esposito
Michael P. Esposito
J. Michael Evans                      Canada
Carl Faker                        France/Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin
Stephan J. Feldgoise
Steven M. Feldman
Gregg J. Felton
Benjamin W. Ferguson
Luca D. Ferrari                     Italy/USA
Wolfgang Fink                        Germany
Elisabeth Fontenelli
Silverio Foresi                       Italy
Edward C. Forst
Colleen A. Foster
Orit Freedman                         Israel
Matthew T. Fremont-Smith
Christopher G. French                   UK
Richard A. Friedman
Enrico S. Gaglioti
Timur F. Galen
Sean J. Gallagher
Gonzalo R. Garcia                     Chile
James R. Garman                         UK
Kevin S. Gasvoda
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Joseph H. Gleberman
Justin G. Gmelich
Richard J. Gnodde                    Ireland/
                                   South Africa
Jeffrey B. Goldenberg
Gregg A. Gonsalves
Andrew M. Gordon
Paul Graves                             UK
Michael J. Graziano
Stefan Green                        Australia
David J. Greenwald
Peter Gross
Celeste A. Guth
Edward G. Hadden                      Canada
Jonathan J. Hall                        UK
Rumiko Hasegawa                       Japan

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Jan Hatzius                          Germany
Keith L. Hayes                          UK
David B. Heller
Bruce A. Heyman
Stephen P. Hickey
Martin Hintze                        Germany
Kenneth L. Hirsch
Kenneth W. Hitchner
Todd Hohman
Simon N. Holden                         UK
Margaret J. Holen
Philip Holzer                        Germany
James P. Houghton                       UK
Paul J. Huchro
Alastair J. Hunt                      UK/USA
Edith A. Hunt
Phillip S. Hylander                     UK
Hidehiro Imatsu                       Japan
Timothy J. Ingrassia
William L. Jacob III
Andrew J. Jonas
Adrian M. Jones                      Ireland
Pierre-Emmanuel Y. Juillard           France
Andrew J. Kaiser
James C. Katzman
Alan S. Kava
Dimitrios Kavvathas                   Greece
Kevin W. Kennedy
Richard A. Kimball, Jr.
Robert C. King, Jr.
Timothy M. Kingston
Hideki Kinuhata                       Japan
Shigeki Kiritani                      Japan
Michael E. Koester
J. Christopher A. Kojima              Canada
Eric S. Lane
Michiel P. Lap                   The Netherlands
John J. Lauto
Brian J. Lee
George C. Lee
Gregory D. Lee                      Australia
Ronald Lee
David A. Lehman
Tim Leissner                      Brazil/Germany
Todd W. Leland
Gregg R. Lemkau
Deborah R. Leone
Hughes B. Lepic                       France
Wai Man Kaven Leung                 Hong Kong

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Allan S. Levine
Brian T. Levine
Jack Levy
Gwen R. Libstag
Ryan D. Limaye
Anthony W. Ling                         UK
Hao Cheng Liu
Victor M. Lopez-Balboa
Antigone Loudiadis                  Greece/UK
Peter J. Lyon
Mark G. Machin                          UK
Paula B. Madoff
John A. Mahoney
Puneet Malhi                            UK
Charles G. R. Manby                     UK
David M. Marcinek
Serge Marquie                         France
Alison J. Mass
Blake W. Mather
Kathy M. Matsui
George N. Mattson
Alastair J.C. Maxwell                   UK
John J. McCabe
Stephen J. McGuinness
John J. McGuire, Jr.
John W. McMahon
James A. McNamara
Robert A. McTamaney
Sanjeev K. Mehra
Julian R. Metherell                     UK
Michael J. Millette
Milton R. Millman III
Christopher Milner                      UK
Christina P. Minnis
Masanori Mochida                      Japan
Timothy H. Moe
William C. Montgomery
J. Ronald Morgan III
Simon P. Morris                         UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                UK
Donald R. Mullen
Takashi Murata                        Japan
Ken N. Murphy
Arjun N. Murti
Marc O. Nachmann                   Germany/USA
Kenichi Nagasu                        Japan
Jeffrey P. Nedelman

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Anthony Noto
Gavin G. O'Connor
L. Peter O'Hagan                    Canada/USA
Terence J. O'Neill                      UK
Timothy J. O'Neill
Peter C. Oppenheimer                    UK
Todd G. Owens
Fumiko Ozawa                          Japan
Craig W. Packer
Gregory K. Palm
Konstantinos N. Pantazopoulos         Greece
James R. Paradise                       UK
Sheila H. Patel
David B. Philip
Stephen R. Pierce
Kenneth A. Pontarelli
Ellen R. Porges
Richard H. Powers
Gilberto Pozzi                        Italy
Lora J. Price
Kevin A. Quinn
Jean Raby                             Canada
Lorin P. Radtke
John J. Rafter                       Ireland
Dioscoro-Roy I. Ramos              Philippines
Richard N. Ramsden                      UK
Charlotte P. Ransom                     UK
Krishna S. Rao                        India
Buckley T. Ratchford
Sara E. Recktenwald
Jeffrey A. Resnick
Michael J. Richman
Michael Rimland
Luigi G. Rizzo                        Italy
John F. W. Rogers
Scott A. Romanoff
Eileen P. Rominger
Ivan Ross
Paul M. Russo
Richard M. Ruzika
David C. Ryan
David M. Ryan                       Australia
Katsunori Sago                        Japan
Ankur A. Sahu                         India
Guy E. Saidenberg                     France
Pablo J. Salame                      Ecuador
Julian Salisbury                        UK
Muneer A. Satter
Susan J. Scher

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Gary B. Schermerhorn
Stephen M. Scherr
Clare R. Scherrer
Howard B. Schiller
Jeffrey W. Schroeder
Harvey M. Schwartz
Paul D. Scialla
Peter E. Scialla
Steven M. Scopellite
John A. Sebastian
Peter A. Seccia
Peter D. Selman                         UK
Rebecca M. Shaghalian
Devesh P. Shah                        India
Lisa M. Shalett
David G. Shell
Heather K. Shemilt                    Canada
Magid N. Shenouda                       UK
Michael S. Sherwood                     UK
Suhail A. Sikhtian
Gavin Simms                             UK
Edward M. Siskind
Marshall Smith
Sarah E. Smith                          UK
David M. Solomon
Theodore T. Sotir
Christoph W. Stanger                 Austria
Esta E. Stecher
Laurence Stein                   South Africa/USA
John D. Storey                      Australia
Patrick M. Street                       UK
Steven H. Strongin
Ram K. Sundaram                       India
Robert J. Sweeney
Michael J. Swenson
Gene T. Sykes
Morgan C. Sze
Shahriar Tadjbakhsh
Roland W. Tegeder                    Germany
Thomas D. Teles
Daisuke Toki                          Japan
Jeffrey M. Tomasi
Massimo Tononi                        Italy
David G. Torrible                   Canada/UK
Frederick Towfigh
Michael A. Troy

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Donald J. Truesdale
Greg A. Tusar
Eiji Ueda                             Japan
Kaysie P. Uniacke
Lucas van Praag                         UK
Ashok Varadhan
John J. Vaske
Andrea Vella                          Italy
Jeffrey L. Verschleiser
Robin A. Vince                          UK
David A. Viniar
Andrea A. Vittorelli                  Italy
Alejandro Vollbrechthausen            Mexico
David H. Voon                     Hong Kong/USA
John E. Waldron
Paul Walker
Theodore T. Wang                      China
Alasdair J. Warren                      UK
John S. Weinberg
Martin M. Werner                      Mexico
Matthew Westerman                       UK
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
John S. Willian
Andrew F. Wilson                   New Zealand
Dominic A. Wilson                       UK
Steve Windsor                           UK
Michael K. Wise
Samuel J. Wisnia                      France
Martin Wiwen-Nilsson                  Sweden
Andrew E. Wolff
Tracy R. Wolstencroft
Jon A. Woodruff
Neil J. Wright                          UK
Denise A. Wyllie                        UK
Shinichi Yokote                       Japan
W. Thomas York, Jr.
Wassim G. Younan                    Lebanon/UK
Paul M. Young
Paolo Zannoni                         Italy
Yoel Zaoui                            France
Han Song Zhu                          China

REPORTING ENTITIES

ITEM 1                                                     ITEM 6               NAME OF ESTABLISHING
NAME OF ENTITY                     TYPE OF ENTITY   PLACE OF ORGANIZATION          COVERED PERSON
--------------                     --------------   ---------------------   ---------------------------
Anahue Limited                       Corporation            Jersey              Andrew A. Chisholm
Campbell-Breeden 2004 Settlement        Trust                 UK            Richard M. Campbell-Breeden
Devenish 2004 Settlement                Trust                 UK                Martin R. Devenish
Dingemans 2004 Settlement               Trust                 UK                Simon P. Dingemans
Drayton 2004 Settlement                 Trust                 UK                   Karen R. Cook
French 2004 Settlement                  Trust                 UK               Christopher G. French
Ling 2004 Settlement                    Trust                 UK                  Anthony W. Ling
Manby 2004 Settlement                   Trust                 UK                Charles G.R. Manby
O'Neill 2004 Trust                      Trust                 UK                Terence J. O'Neill
Ransom 2004 Settlement                  Trust                 UK                Charlotte P. Ransom
RJG Holding Company                  Corporation        Cayman Islands           Richard J. Gnodde
Sherwood 2004 Settlement                Trust                 UK                Michael S. Sherwood
Westerman 2004 Settlement               Trust                 UK                 Matthew Westerman
Zurrah Limited                       Corporation            Jersey                  Yoel Zaoui

          This Amendment No. 76 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 76 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has increased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

          This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2. IDENTITY AND BACKGROUND

          (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

          Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in
Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

          Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

          (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations;
(ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") acquired certain shares of Common Stock in exchange for their interests in Hull; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

          The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

          Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

          (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

          (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding November 25, 2010.

          (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

          The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

          The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

          Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

          For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

          Each of Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar (each an "Executive") has executed a letter agreement with GS Inc. in which the Executive agreed that, with certain exceptions, until the earlier of October 1, 2011 and the date of redemption of all of GS Inc.'s 10% Cumulative Perpetual Preferred Stock, Series G, (i) the Executive will continue to satisfy the Special Transfer Restrictions; and (ii) the Executive, his spouse and any estate planning vehicles will not dispose of more than 10% of the aggregate number of shares of Common Stock they beneficially owned on September 28, 2008. The form of letter agreement is filed as an Exhibit to this Schedule, and the foregoing summary of the letter agreements is qualified in its entirety by reference thereto.

WAIVERS

          The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 4,186,188 shares of Common Stock are subject to the Transfer Restrictions as of November 25, 2010.

          In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

          In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

          Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

          The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

          The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

          Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

          The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

          Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

          Certain Covered Persons have pledged in the aggregate 546,500 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

          In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

          Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

          Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                 Description
-------                                 -----------
A.        Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

C. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

D.        Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

E.        Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

F.        Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

G.        Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

H.        Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

I.        Amended and Restated Shareholders' Agreement, effective as of January
          22, 2010 (incorporated by reference to Exhibit 10.6 to GS Inc.'s
          Annual Report on Form 10-K for the fiscal year ended December 31, 2009
          (File No. 001-14965)).

J.        Form of Letter Agreement, dated September 28, 2008, between certain
          Covered Persons and GS Inc. (incorporated by reference to Exhibit O to
          Amendment No. 71 to the Initial Schedule 13D, filed October 1, 2008
          (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.


                                                                                   CONVICTIONS OR         BENEFICIAL
                                                                                   VIOLATIONS OF       OWNERSHIP OF THE
                                                                                  FEDERAL OR STATE   COMMON STOCK OF THE
                                                                                  LAWS WITHIN THE       GOLDMAN SACHS
NAME                    CITIZENSHIP     BUSINESS ADDRESS     PRESENT EMPLOYMENT   LAST FIVE YEARS        GROUP, INC.
----                    -----------   -------------------   -------------------   ----------------   -------------------
Steven M. Bunson            USA       200 West Street       Managing Director,          None         Less than 1% of the
                                      New York, NY          The Goldman Sachs                        outstanding shares
                                      10282                 Group, Inc.                              of Common Stock.
Michael H. Richardson       UK        26 New Street,        Partner,                    None         None
                                      St. Helier, Jersey,   Bedell Cristin
                                      JE4 3RA
Anthony J. Dessain          UK        26 New Street,        Partner,                    None         None
                                      St. Helier, Jersey,   Bedell Cristin
                                      JE4 3RA

                                                                         ANNEX B

ITEMS 2(D) AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

     None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 18,472,993 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. An additional 13,884,850 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that are scheduled to become exercisable on or about January 24, 2011.

On or about January 24, 2011, 11,077,879 shares of Common Stock will be delivered pursuant to the terms of an equal number of restricted stock units.

The share amounts given above include the gross number of shares of Common Stock underlying these options and restricted stock units, and are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of November 25, 2010. Upon delivery of the shares pursuant to the terms of the restricted stock units or the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

On October 20, 2010 and November 8, 2010, an aggregate of 31,650 shares of Common Stock underlying restricted stock units were delivered to Covered Persons and became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                              NUMBER OF    PRICE PER
COVERED PERSON                TRADE DATE        SHARES    SHARE (IN $)
--------------            -----------------   ---------   ------------
David J. Greenwald         October 15, 2010      1,000      150.0000
Edward G. Hadden           October 15, 2010      1,100      145.0000
Jeffrey A. Resnick         October 15, 2010      2,500      150.0000
Alasdair J. Warren         October 20, 2010      3,128      157.0495
Allan S. Levine            October 20, 2010      1,625      159.0135
C. Howard Wietschner       October 20, 2010        100      155.5000
C. Howard Wietschner       October 20, 2010        100      156.0000
Daisuke Toki               October 20, 2010        450      156.0000
David A. Lehman            October 20, 2010         10      159.9000
David A. Lehman            October 20, 2010         10      159.9100
David A. Lehman            October 20, 2010         30      159.8200
David A. Lehman            October 20, 2010         36      159.8300
David A. Lehman            October 20, 2010         50      159.9100
David A. Lehman            October 20, 2010         50      159.9100
David A. Lehman            October 20, 2010         70      159.8300
David A. Lehman            October 20, 2010         90      159.9400
David A. Lehman            October 20, 2010        100      159.6900
David A. Lehman            October 20, 2010        100      159.6650
David A. Lehman            October 20, 2010        100      159.6500
David A. Lehman            October 20, 2010        100      159.7400
David A. Lehman            October 20, 2010        100      159.7400
David A. Lehman            October 20, 2010        100      159.7400
David A. Lehman            October 20, 2010        100      159.7400
David A. Lehman            October 20, 2010        100      159.7400
David A. Lehman            October 20, 2010        100      159.7400
David A. Lehman            October 20, 2010        100      159.7700
David A. Lehman            October 20, 2010        100      159.7700
David A. Lehman            October 20, 2010        100      159.6800
David A. Lehman            October 20, 2010        100      159.6800
David A. Lehman            October 20, 2010        100      159.6850
David A. Lehman            October 20, 2010        100      159.8000
David A. Lehman            October 20, 2010        100      159.7100
David A. Lehman            October 20, 2010        100      159.7300
David A. Lehman            October 20, 2010        100      159.7350
David A. Lehman            October 20, 2010        100      159.7100
David A. Lehman            October 20, 2010        100      159.7100
David A. Lehman            October 20, 2010        100      159.7100
David A. Lehman            October 20, 2010        100      159.8900
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.8900

                                              NUMBER OF    PRICE PER
COVERED PERSON                TRADE DATE        SHARES    SHARE (IN $)
--------------            -----------------   ---------   ------------
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9300
David A. Lehman            October 20, 2010        100      159.9200
David A. Lehman            October 20, 2010        100      159.8900
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9200
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.8800
David A. Lehman            October 20, 2010        100      159.9300
David A. Lehman            October 20, 2010        100      159.8900
David A. Lehman            October 20, 2010        100      159.8900
David A. Lehman            October 20, 2010        100      159.9300
David A. Lehman            October 20, 2010        100      159.9300
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.8950
David A. Lehman            October 20, 2010        100      159.8950
David A. Lehman            October 20, 2010        100      159.8900
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9200
David A. Lehman            October 20, 2010        100      159.9250
David A. Lehman            October 20, 2010        100      159.9300
David A. Lehman            October 20, 2010        100      159.9300
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.8400
David A. Lehman            October 20, 2010        100      159.8550
David A. Lehman            October 20, 2010        100      159.8200
David A. Lehman            October 20, 2010        100      159.8200
David A. Lehman            October 20, 2010        100      159.8600
David A. Lehman            October 20, 2010        100      159.8600
David A. Lehman            October 20, 2010        100      159.8500
David A. Lehman            October 20, 2010        100      159.9350
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9350
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000

                                              NUMBER OF    PRICE PER
COVERED PERSON                TRADE DATE        SHARES    SHARE (IN $)
--------------            -----------------   ---------   ------------
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9400
David A. Lehman            October 20, 2010        100      159.9400
David A. Lehman            October 20, 2010        100      159.9450
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9200
David A. Lehman            October 20, 2010        100      159.9500
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9200
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.8900
David A. Lehman            October 20, 2010        100      159.8900
David A. Lehman            October 20, 2010        100      159.8900
David A. Lehman            October 20, 2010        100      159.8900
David A. Lehman            October 20, 2010        100      159.8900
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9100
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        100      159.9000
David A. Lehman            October 20, 2010        164      159.8200
David A. Lehman            October 20, 2010        200      159.7300
David A. Lehman            October 20, 2010        200      159.7300
David A. Lehman            October 20, 2010        200      159.7600
David A. Lehman            October 20, 2010        200      159.8000
David A. Lehman            October 20, 2010        200      159.7200
David A. Lehman            October 20, 2010        200      159.9000
David A. Lehman            October 20, 2010        200      159.9200
David A. Lehman            October 20, 2010        200      159.8400
David A. Lehman            October 20, 2010        200      159.8600
David A. Lehman            October 20, 2010        200      159.9000
David A. Lehman            October 20, 2010        200      159.9100
David A. Lehman            October 20, 2010        200      159.9100
David A. Lehman            October 20, 2010        200      159.9000
David A. Lehman            October 20, 2010        200      159.9000
David A. Lehman            October 20, 2010        200      159.9100
David A. Lehman            October 20, 2010        300      159.7300
David A. Lehman            October 20, 2010        300      159.7400
David A. Lehman            October 20, 2010        300      159.7600
David A. Lehman            October 20, 2010        300      159.8000
David A. Lehman            October 20, 2010        300      159.7100
David A. Lehman            October 20, 2010        300      159.9200
David A. Lehman            October 20, 2010        300      159.9500
David A. Lehman            October 20, 2010        390      159.9000
David A. Lehman            October 20, 2010        400      159.8000
David A. Lehman            October 20, 2010        400      159.9000
David A. Lehman            October 20, 2010        400      159.8200
David A. Lehman            October 20, 2010      2,500      159.8200
David B. Philip            October 20, 2010      1,500      155.5527

                                              NUMBER OF    PRICE PER
COVERED PERSON                TRADE DATE        SHARES    SHARE (IN $)
--------------            -----------------   ---------   ------------
Elisha Wiesel              October 20, 2010      2,592      158.0000
Elizabeth E. Robinson      October 20, 2010      1,000      157.0150
Frank L. Coulson, Jr.      October 20, 2010      1,000      159.2580
Gonzalo R. Garcia          October 20, 2010        734      156.0000
Jane P. Chwick             October 20, 2010      7,052      160.0000
John J. Lauto              October 20, 2010        500      159.6000
John P. Curtin, Jr.        October 20, 2010      6,500      160.0000
Kenneth L. Hirsch          October 20, 2010      1,000      157.2850
Kevin S. Gasvoda           October 20, 2010      1,000      159.1880
Lisa M. Shalett            October 20, 2010      2,400      157.0000
Michael D. Daffey          October 20, 2010     42,196      157.1498
Peter C. Aberg             October 20, 2010      2,500      157.6812
Peter C. Enns              October 20, 2010        150      156.7400
Richard A. Kimball, Jr.    October 20, 2010      3,601      159.3372
Robert R. Gheewalla        October 20, 2010      5,484      159.6251
Steve M. Scopellite        October 20, 2010      2,000      159.0000
Buckley T. Ratchford       October 21, 2010      7,609      161.0194
C. Howard Wietschner       October 21, 2010        100      160.9700
Jeffrey R. Currie          October 21, 2010      1,000      159.5700
John W. McMahon            October 21, 2010      3,000      159.9983
Kenneth L. Hirsch          October 21, 2010      1,000      160.1580
Mark F. Dehnert            October 21, 2010      4,300      159.8000
Mark F. Dehnert            October 21, 2010      4,337      159.2725
Paul R. Aaron              October 21, 2010      1,000      159.6150
Simon P. Morris            October 21, 2010      5,000      160.8743
Devesh P. Shah             October 22, 2010        100      157.7500
Devesh P. Shah             October 22, 2010        100      157.7500
Devesh P. Shah             October 22, 2010        150      157.7500
Devesh P. Shah             October 22, 2010        150      157.7500
Devesh P. Shah             October 22, 2010        300      157.7500
Devesh P. Shah             October 22, 2010        400      157.7500
Devesh P. Shah             October 22, 2010        600      157.7500
Devesh P. Shah             October 22, 2010        700      157.7500
Gordon E. Dyal             October 22, 2010     27,238      158.0701
Lucas van Praag            October 22, 2010      1,813      158.1359
Kevin W. Kennedy           October 25, 2010     10,000      158.4864
Jason H. Ekaireb           October 26, 2010      1,000      158.3770
Lisa M. Shalett            October 26, 2010      2,337      157.8307
Benjamin W. Ferguson       October 27, 2010      1,500      157.0800
C. Howard Wietschner       October 27, 2010         50      159.1100
C. Howard Wietschner       October 27, 2010         50      159.2600
C. Howard Wietschner       October 27, 2010        100      159.1100
Donald J. Duet             October 27, 2010         91      160.0000
Donald J. Duet             October 27, 2010        400      160.0000
Donald J. Duet             October 27, 2010      1,509      160.0000
Edith A. Hunt              October 27, 2010      2,000      158.5020
Elisha Wiesel              October 27, 2010        864      160.2246
Jason H. Ekaireb           October 27, 2010      1,000      158.7496
Jason H. Ekaireb           October 27, 2010      1,174      159.2160
Jason M. Brown             October 27, 2010     10,000      158.0000
Michael G. De Lathauwer    October 27, 2010      5,000      158.9722
Theodore T. Sotir          October 27, 2010      8,053      159.0703
Yoel Zaoui                 October 27, 2010      8,000      159.1463

                                              NUMBER OF    PRICE PER
COVERED PERSON                TRADE DATE        SHARES    SHARE (IN $)
--------------            -----------------   ---------   ------------
Yoel Zaoui                 October 27, 2010      8,000      159.1263
Brian J. Lee               October 28, 2010        100      163.5300
Brian J. Lee               October 28, 2010        100      163.5300
Brian J. Lee               October 28, 2010        100      163.5300
David C. Ryan              October 28, 2010      1,603      161.0000
Gordon E. Dyal             October 28, 2010     28,413      161.1905
Howard B. Schiller         October 28, 2010     10,000      161.0000
John J. Lauto              October 28, 2010      1,000      162.6000
Kevin S. Gasvoda           October 28, 2010      1,000      163.0300
Edith A. Hunt              October 29, 2010      1,000      163.0110
Elisha Wiesel              October 29, 2010        864      162.7300
Martin Cher                October 29, 2010      8,000      163.0000
C. Howard Wietschner       November 1, 2010        100      162.4500
C. Howard Wietschner       November 1, 2010        100      162.4600
Frank L. Coulson, Jr.      November 1, 2010      1,000      162.2570
C. Howard Wietschner       November 2, 2010          3      163.0000
C. Howard Wietschner       November 2, 2010         50      162.2400
C. Howard Wietschner       November 2, 2010         97      163.0000
C. Howard Wietschner       November 2, 2010        100      162.2400
Marshall Smith             November 2, 2010        100      162.8200
Marshall Smith             November 2, 2010        100      162.8200
Marshall Smith             November 2, 2010        100      162.8200
Marshall Smith             November 2, 2010        100      162.8200
Marshall Smith             November 2, 2010        100      162.7700
Marshall Smith             November 2, 2010        100      162.7400
Marshall Smith             November 2, 2010        100      162.7300
Marshall Smith             November 2, 2010        100      162.7400
Marshall Smith             November 2, 2010        200      162.7400
Martin Hintze              November 2, 2010        567      162.6553
Benjamin W. Ferguson       November 3, 2010      1,254      162.8200
C. Howard Wietschner       November 3, 2010        123      162.2500
Denis P. Coleman III       November 3, 2010      1,596      162.0424
Andrew E. Wolff            November 4, 2010      1,200      165.9500
C. Howard Wietschner       November 4, 2010          3      166.0000
C. Howard Wietschner       November 4, 2010         50      164.8900
C. Howard Wietschner       November 4, 2010         50      165.0000
C. Howard Wietschner       November 4, 2010         97      166.0000
C. Howard Wietschner       November 4, 2010        100      163.4900
C. Howard Wietschner       November 4, 2010        100      163.4900
C. Howard Wietschner       November 4, 2010        100      164.8900
C. Howard Wietschner       November 4, 2010        100      165.1300
C. Howard Wietschner       November 4, 2010        100      165.0000
David B. Philip            November 4, 2010      1,500      164.9060
Elisha Wiesel              November 4, 2010      1,728      165.4329
Howard B. Schiller         November 4, 2010     10,000      165.0521
John J. Lauto              November 4, 2010        500      165.6000
Julian Salisbury           November 4, 2010      3,690      164.8382
Marshall Smith             November 4, 2010        100      164.9200
Marshall Smith             November 4, 2010        100      164.9200
Marshall Smith             November 4, 2010        800      164.9200
Martin Hintze              November 4, 2010        219      163.7283
Martin Hintze              November 4, 2010        400      166.0000
Martin Wiwen-Nilsson       November 4, 2010      2,471      166.0000
Michael Rimland            November 4, 2010      5,000      165.8746

                                              NUMBER OF    PRICE PER
COVERED PERSON                TRADE DATE        SHARES    SHARE (IN $)
--------------            -----------------   ---------   ------------
Paul R. Aaron              November 4, 2010      1,000      166.2000
Steve M. Scopellite        November 4, 2010      2,000      164.0000
Allan S. Levine            November 5, 2010        559      170.2043
Antigone Loudiadis         November 5, 2010      4,000      170.0000
Brian J. Lee               November 5, 2010         50      170.8550
Brian J. Lee               November 5, 2010        100      170.8200
Brian J. Lee               November 5, 2010        100      170.8550
Brian J. Lee               November 5, 2010        200      170.8400
C. Howard Wietschner       November 5, 2010        100      168.3700
C. Howard Wietschner       November 5, 2010        100      170.0000
Edith A. Hunt              November 5, 2010      1,000      167.9320
Elisha Wiesel              November 5, 2010      2,601      168.5783
Elizabeth E. Robinson      November 5, 2010        956      168.0126
George N. Mattson          November 5, 2010      4,084      170.1253
Gregg R. Lemkau            November 5, 2010      6,615      166.7663
Ivan Ross                  November 5, 2010        500      170.7160
Jeffrey M. Moslow          November 5, 2010      1,391      169.9301
Jeffrey M. Moslow          November 5, 2010      1,609      169.9306
John J. Lauto              November 5, 2010        712      167.6000
Marshall Smith             November 5, 2010        100      170.7200
Marshall Smith             November 5, 2010        100      170.7100
Marshall Smith             November 5, 2010        200      170.7100
Marshall Smith             November 5, 2010        200      170.7100
Marshall Smith             November 5, 2010        400      170.7100
Martin Hintze              November 5, 2010        600      169.8850
Martin Hintze              November 5, 2010        600      169.8850
Michael Rimland            November 5, 2010         33      170.0000
Michael Rimland            November 5, 2010         33      170.0000
Michael Rimland            November 5, 2010         50      170.0000
Michael Rimland            November 5, 2010         67      170.0000
Michael Rimland            November 5, 2010        100      170.0000
Michael Rimland            November 5, 2010        100      170.0000
Michael Rimland            November 5, 2010        167      170.0000
Michael Rimland            November 5, 2010        167      170.0000
Michael Rimland            November 5, 2010        200      170.0000
Michael Rimland            November 5, 2010        200      170.0000
Michael Rimland            November 5, 2010        200      170.0000
Michael Rimland            November 5, 2010        333      170.0000
Michael Rimland            November 5, 2010        500      170.0000
Paul R. Aaron              November 5, 2010        934      170.3318
Simon P. Morris            November 5, 2010      5,000      170.0453
Steve M. Scopellite        November 5, 2010      2,000      170.0000
Thomas W. Cornacchia       November 5, 2010      5,000      170.0000
W. Thomas York, Jr.        November 5, 2010      2,000      170.2835
Yoel Zaoui                 November 5, 2010     16,295      170.1618
Andrew F. Wilson           November 8, 2010      1,500      170.1000
Howard B. Schiller         November 8, 2010      5,000      169.6042
Jason M. Brown             November 8, 2010      3,868      170.1000
John J. Vaske              November 8, 2010        994      170.2933
Julian R. Metherell        November 8, 2010      3,152      169.6884
Kevin S. Gasvoda           November 8, 2010      1,000      170.2010
Michael G. De Lathauwer    November 8, 2010      5,000      169.6129
Richard M. Ruzika          November 8, 2010     20,000      170.0000
Steve M. Scopellite        November 8, 2010      1,858      170.1174

                                              NUMBER OF    PRICE PER
COVERED PERSON                TRADE DATE        SHARES    SHARE (IN $)
--------------            -----------------   ---------   ------------
Edith A. Hunt              November 9, 2010      1,000      169.7700
Linnea K. Roberts          November 9, 2010      3,000      168.0647
Martin R. Devenish         November 9, 2010      4,200      169.7860
Gregory D. Lee            November 11, 2010      1,200      167.9358
Antigone Loudiadis        November 15, 2010      7,500      167.0810
Antigone Loudiadis        November 15, 2010      7,516      167.0000
Frank L. Coulson, Jr.     November 15, 2010      1,000      168.4590
Brian J. Lee              November 18, 2010        100      167.9700
Brian J. Lee              November 18, 2010        100      167.9700
Brian J. Lee              November 18, 2010        100      167.9700
C. Howard Wietschner      November 18, 2010         89      167.9900
W. Thomas York, Jr.       November 18, 2010      1,000      168.6170
C. Howard Wietschner      November 19, 2010        200      160.0000
C. Howard Wietschner      November 19, 2010        200      155.0000
Daisuke Toki              November 24, 2010        450      158.7400
Dean C. Backer            November 24, 2010      5,000      159.8880
Frank L. Coulson, Jr.     November 24, 2010      1,000      159.8569
Ivan Ross                 November 24, 2010      1,000      159.7510
John F. W. Rogers         November 24, 2010      5,000      159.8931
John J. Vaske             November 24, 2010      2,000      160.1915

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery from counterparties upon settlement of derivative transactions:

                                            NUMBER OF    PRICE PER
COVERED PERSON              TRADE DATE        SHARES    SHARE (IN $)
--------------          -----------------   ---------   ------------
Paula B. Madoff          October 21, 2010       600       160.1050
Kevin A. Quinn           October 21, 2010       137       160.3200
Celeste A. Guth          October 28, 2010       330       161.5709
Simon N. Holden          October 29, 2010       120       162.7500
Kevin A. Quinn           November 1, 2010       293       161.9400
Simon N. Holden          November 1, 2010         8       162.2600
Tracy R. Wolstencroft   November 17, 2010     5,000       165.4646
Rumiko Hasegawa         November 18, 2010        31       165.6000

The following sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons or through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                       NUMBER OF    PRICE PER
COVERED PERSON         TRADE DATE        SHARES    SHARE (IN $)
--------------     -----------------   ---------   ------------
Andrew M. Gordon    October 20, 2010       639       157.6347
Gene T. Sykes       November 2, 2010     5,000       162.4483
Gene T. Sykes       November 4, 2010     5,000       163.5034
Gene T. Sykes       November 4, 2010     5,000       164.7526
Gene T. Sykes      November 15, 2010     5,000       167.8108

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                               NUMBER   STRIKE     SALES      NUMBER    NUMBER OF
                                                 OF      PRICE     PRICE    OF SHARES     SHARES
COVERED PERSON             DATE OF EXERCISE   OPTIONS   (IN $)    (IN $)       SOLD      RETAINED
--------------            -----------------   -------   ------   --------   ---------   ---------
Abby Joseph Cohen          October 20, 2010     5,000   82.875   159.8000       5,000           0
Brian J. Lee               October 20, 2010       500    91.61   159.6600         500           0
Brian J. Lee               October 20, 2010     1,257    78.87   159.6428       1,257           0
David C. Ryan              October 20, 2010     6,828   82.875   157.0800       6,828           0
David J. Greenwald         October 20, 2010       500   82.875   157.0400         500           0
Denis P. Coleman III       October 20, 2010       174   82.875   160.0000         174           0
Elizabeth C. Fascitelli    October 20, 2010     6,306   82.875   159.0606       6,306           0
Gene T. Sykes              October 20, 2010    12,000   82.875   159.8943      12,000           0
John P. Curtin Jr.         October 20, 2010     7,869   82.875   158.7005       7,869           0
Kevin A. Quinn             October 20, 2010     2,000   82.875   159.1601       2,000           0
Laura C. Conigliaro        October 20, 2010     5,000    91.61   159.2760       5,000           0
Martin M. Werner           October 20, 2010     1,059   82.875   157.3900       1,059           0
Masanori Mochida           October 20, 2010    54,351   82.875   156.0000      54,351           0
Michael G. De Lathauwer    October 20, 2010       932   82.875   156.0000         932           0
Michael G. De Lathauwer    October 20, 2010     5,374   82.875   156.0000       5,374           0
Rumiko Hasegawa            October 20, 2010     3,435   82.875   156.0000       3,435           0
Victor M. Lopez-Balboa     October 20, 2010    13,086   82.875   157.9033      13,086           0
W. Thomas York, Jr.        October 20, 2010     2,000   82.875   160.0860       2,000           0
Gene T. Sykes              October 21, 2010    12,000   82.875   159.4088      12,000           0
Jean Raby                  October 21, 2010       300   82.875   160.0000         300           0
Jeffrey B. Goldenberg      October 21, 2010     6,000   82.875   159.6109       6,000           0
Paula B. Madoff            October 21, 2010     1,500   82.875   160.0027       1,500           0
Paula B. Madoff            October 21, 2010     7,197    78.87   160.0018       7,197           0
Wassim G. Younan           October 21, 2010     1,826   82.875   159.4135       1,826           0
Wassim G. Younan           October 21, 2010     5,002   82.875   159.5100       5,002           0
Diego De Giorgi            October 25, 2010     2,465    91.61   156.6248       2,465           0
Diego De Giorgi            October 25, 2010     3,667    91.61   156.6203       3,667           0
Robert A. Berry            October 25, 2010     3,696   82.875   156.6534       3,696           0
Abby Joseph Cohen          October 26, 2010     7,836   82.875   157.8361       7,836           0
Paul D. Bernard            October 26, 2010     3,696   82.875   158.3646       3,696           0
Paul D. Bernard            October 26, 2010     5,628    91.61   158.2117       5,628           0
Christopher A. Cole        October 27, 2010     5,000    91.61   160.0000       5,000           0
Jeffrey B. Goldenberg      October 27, 2010     3,000   82.875   160.2836       3,000           0
Kevin A. Quinn             October 27, 2010     2,000   82.875   160.2000       2,000           0
Stuart N. Bernstein        October 27, 2010       500    91.61   160.0000         500           0
Stuart N. Bernstein        October 27, 2010       500    91.61   158.9200         500           0
Stuart N. Bernstein        October 27, 2010       500    91.61   159.5000         500           0
W. Thomas York, Jr.        October 27, 2010     3,000   82.875   159.1424       3,000           0
Abby Joseph Cohen          October 28, 2010     5,000   82.875   162.8000       5,000           0
Abby Joseph Cohen          October 28, 2010     5,000   82.875   161.0000       5,000           0
Celeste A. Guth            October 28, 2010     6,006    96.08   160.8041       6,006           0
Christopher A. Cole        October 28, 2010     5,000    91.61   162.0000       5,000           0
Henry Cornell              October 28, 2010     9,555   82.875   163.6128       9,555           0
Jeffrey B. Goldenberg      October 28, 2010     3,000   82.875   163.0003       3,000           0
Laura C. Conigliaro        October 28, 2010     5,000    91.61   161.6028       5,000           0
Stuart N. Bernstein        October 28, 2010       500    91.61   161.0000         500           0

                                               NUMBER   STRIKE     SALES      NUMBER    NUMBER OF
                                                 OF      PRICE     PRICE    OF SHARES     SHARES
COVERED PERSON             DATE OF EXERCISE   OPTIONS   (IN $)    (IN $)       SOLD      RETAINED
--------------            -----------------   -------   ------   --------   ---------   ---------
Harvey M. Schwartz*        October 29, 2010       113   82.875   162.2700           0         113
Kevin A. Quinn             October 29, 2010     2,174   82.875   162.6373       2,174           0
Simon N. Holden            October 29, 2010     2,115   82.875   162.4628       2,115           0
David J. Greenwald         November 2, 2010     1,000    91.61   162.4140       1,000           0
Han Song Zhu               November 2, 2010       123   82.875   162.0800         123           0
Jean Raby                  November 3, 2010       457   82.875   162.1609         457           0
Christopher A. Cole        November 4, 2010     2,500    91.61   163.6800       2,500           0
Christopher A. Cole        November 4, 2010     2,500    91.61   165.8832       2,500           0
Christopher A. Cole        November 4, 2010     5,000    91.61   165.0000       5,000           0
Gene T. Sykes              November 4, 2010    12,000   82.875   164.7858      12,000           0
Henry Cornell              November 4, 2010     9,000   82.875   163.3112       9,000           0
Jeffrey B. Goldenberg      November 4, 2010     2,000   82.875   166.1700       2,000           0
Jeffrey B. Goldenberg      November 4, 2010     3,000   82.875   163.3932       3,000           0
Krishna S. Rao             November 4, 2010        48   82.875   163.6800          37          11
Laura C. Conigliaro        November 4, 2010     3,000    91.61   164.8207       3,000           0
Laura C. Conigliaro        November 4, 2010     5,000    91.61   163.3178       5,000           0
Stuart N. Bernstein        November 4, 2010       263    91.61   164.7228         263           0
Stuart N. Bernstein        November 4, 2010       500    91.61   165.0000         500           0
Abby Joseph Cohen          November 5, 2010     2,577    91.61   166.8000       2,577           0
Abby Joseph Cohen          November 5, 2010     3,000    91.61   168.8000       3,000           0
C. Howard Wietschner       November 5, 2010     1,700    91.61   168.0000       1,700           0
Christopher A. Cole        November 5, 2010     5,000    91.61   170.0000       5,000           0
Christopher A. Cole        November 5, 2010     5,000    91.61   171.1220       5,000           0
David J. Greenwald         November 5, 2010       800    91.61   169.9700         800           0
Henry Cornell              November 5, 2010     9,000   82.875   170.1926       9,000           0
Jeffrey B. Goldenberg      November 5, 2010     2,000   82.875   170.0000       2,000           0
Laura C. Conigliaro        November 5, 2010     5,930    91.61   169.2711       5,930           0
Orit Freedman Weissman     November 5, 2010     8,148    91.61   166.2000       8,148           0
Valentino D. Carlotti      November 5, 2010     2,220   82.875   170.5600       2,220           0
Daisuke Toki              November 15, 2010     1,828   82.875   165.6610       1,263         565
Howard B. Schiller        November 15, 2010    20,000    91.61   168.0000      20,000           0
Jeffrey B. Goldenberg     November 15, 2010     2,500   82.875   167.0000       2,500           0
Jin Yong Cai              November 15, 2010       807   82.875   165.7885         807           0
Christopher A. Cole       November 18, 2010     5,000    91.61   168.0004       5,000           0
Gene T. Sykes             November 18, 2010    11,952   82.875   168.2716      11,952           0
Henry Cornell             November 18, 2010     4,500   82.875   168.1615       4,500           0
Jeffrey B. Goldenberg     November 18, 2010     2,383   82.875   168.5407       2,383           0
Milton R. Berlinski*      November 22, 2010    45,258   82.875   161.3100           0      45,258
Henry Cornell             November 23, 2010     4,500   82.875   160.4528       4,500           0

* This transaction was a cash-for-stock exercise, not a cashless exercise, and did not involve the sale of stock.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

                                            NUMBER OF   ACQUISITION OR
COVERED PERSON            TRANSFER DATE       SHARES      DISPOSITION
--------------          -----------------   ---------   --------------
Timothy J. Ingrassia     October 20, 2010      1,588      Disposition
Michael J. Carr          October 21, 2010      1,600      Disposition
Kevin W. Kennedy         October 21, 2010     20,000      Disposition
Robert C. King Jr.       October 25, 2010      4,000      Disposition
Frank L. Coulson, Jr.    October 28, 2010      2,533      Disposition

                                            NUMBER OF   ACQUISITION OR
COVERED PERSON            TRANSFER DATE       SHARES      DISPOSITION
--------------          -----------------   ---------   --------------
Kevin W. Kennedy         October 28, 2010     10,000      Disposition
Joseph H. Gleberman      November 1, 2010      7,500      Disposition
Richard A. Friedman      November 5, 2010     30,000      Disposition
Linnea K. Roberts        November 9, 2010        693      Disposition
Armen A. Avanessians    November 23, 2010      1,040      Disposition
Armen A. Avanessians    November 24, 2010     12,530      Disposition

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                                                           STRIKE
                              INSTRUMENT AND   NUMBER OF    PRICE
COVERED PERSON                   POSITION        SHARES    (IN $)     MATURITY DATE
--------------                --------------   ---------   ------   -----------------
Andrea A. Vittorelli           Call Written       1,700      170    December 18, 2010
C. Howard Wietschner           Call Written         500      150    December 18, 2010
C. Howard Wietschner           Call Written         600      155    December 18, 2010
Justin G. Gmelich              Call Written      15,000      160    December 18, 2010
David H. Voon                  Call Written       2,000      160     January 22, 2011
David H. Voon                  Call Written       1,100      165     January 22, 2011
David J. Greenwald             Call Written       3,000      160     January 22, 2011
David J. Greenwald             Call Written       2,000      170     January 22, 2011
Edward G. Hadden               Call Written       7,100      165     January 22, 2011
Francois-Xavier de Mallmann    Call Written       3,000      170     January 22, 2011
Francois-Xavier de Mallmann    Call Written       3,000      175     January 22, 2011
Gregory A. Agran               Call Written       7,100      160     January 22, 2011
Gwen R. Libstag*               Call Written      10,000      180     January 22, 2011
James R. Garman                Call Written       1,700      170     January 22, 2011
Jeffrey A. Resnick             Call Written       2,500      160     January 22, 2011
Johannes M. Boomaars           Call Written       2,700      175     January 22, 2011
John A. Ashdown                Call Written       8,000      160     January 22, 2011
Lik Shuen David Chan           Call Written      11,700      155     January 22, 2011
Michael J. Carr                Call Written      17,000      170     January 22, 2011
Michael J. Graziano            Call Written       5,000      160     January 22, 2011
Robert A. Berry                Call Written       5,000      170     January 22, 2011
Timur F. Galen                 Call Written       3,300      180     January 22, 2011
David J. Greenwald             Call Written       1,000      170      April 16, 2011
Hughes B. Lepic                Call Written      50,000      170      April 16, 2011
John A. Ashdown                Call Written       5,000      170      April 16, 2011
Timur F. Galen                 Call Written       3,300      180      April 16, 2011
Muneer A. Satter               Put Purchased        300       90     January 21, 2012
Muneer A. Satter*              Put Purchased        300       90     January 21, 2012
Muneer A. Satter*              Put Purchased        300       90     January 21, 2012
Muneer A. Satter*              Put Purchased        400       90     January 21, 2012
Muneer A. Satter*              Put Purchased        100       90     January 21, 2012
Muneer A. Satter*              Put Purchased        300       90     January 21, 2012
Muneer A. Satter*              Put Purchased        300       90     January 21, 2012
Muneer A. Satter*              Put Purchased        100       90     January 21, 2012
Peter C. Aberg                 Call Written       3,000      220     January 19, 2013
Peter C. Aberg                 Call Written       7,000      200     January 19, 2013

* This transaction was conducted through an estate planning entity and relates to Other Shares.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2010

                                        By: /s/ Beverly L. O'Toole
                                            ------------------------------------
                                        Name: Beverly L. O'Toole
                                        Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                 Description
-------   ----------------------------------------------------------------------
   A.     Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   D.     Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

   E.     Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   F.     Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   G.     Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

   H.     Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   I.     Amended and Restated Shareholders' Agreement, effective as of January
          22, 2010 (incorporated by reference to Exhibit 10.6 to GS Inc.'s
          Annual Report on Form 10-K for the fiscal year ended December 31, 2009
          (File No. 001-14965)).

   J.     Form of Letter Agreement, dated September 28, 2008, between certain
          Covered Persons and GS Inc. (incorporated by reference to Exhibit O to
          Amendment No. 71 to the Initial Schedule 13D, filed October 1, 2008
          (File No. 005-56295)).